 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated September 8, 2024, announcing that the Company has been informed that the Market Court in Belgium has largely rejected the claims brought forward by certain funds managed by FourWorld Capital Management, LLC in connection with CMB NV’s mandatory public bid for the shares in the Company.

  The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: September 9, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated Information Sunday 08 September 2024 – 9.00 p.m. CET _______________________________________

BELGIUM MARKET COURT RULING UPDATE

ANTWERP, Belgium, 8 September 2024 – Euronav NV (NYSE: CMBT & Euronext: CMBT) (“Euronav” or the “Company”) has been informed that the Market Court in Belgium has largely rejected the claims brought forward by certain funds managed by FourWorld Capital Management, LLC (“FourWorld”) in connection with CMB NV (“CMB”)’s mandatory public bid for the shares in the Company. The bid closed on March 15, 2024.

FourWorld's application sought, among other things, to challenge the price of CMB’s mandatory bid, alleging that it did not reflect purported special benefits, which FourWorld claimed to be as high as USD 7.04 per share, that were allegedly granted to Frontline in addition to the price paid by CMB for its Euronav shares. FourWorld also requested that the Market Court order CMB to adjust the bid price to account for these alleged special benefits.

In its ruling dated September 6, 2024, the Market Court dismissed the majority of FourWorld’s claims as inadmissible and/or unfounded. However, the Court did find that the pricing of certain vessels sold by Euronav to Frontline implied certain special benefits to Frontline. The Court calculated these benefits to be USD 0.52 per Euronav share.

Consequences for (former) shareholders

The Court did not order CMB or the FSMA to increase the bid price. The judgment indicates that the FSMA retains discretionary authority to decide whether such a price increase is warranted.

Should the FSMA determine that an adjustment is appropriate and direct an increase of USD 0.52 per Euronav share in accordance with the Market Court's findings, CMB announced that it will pay the amount of the increase to all shareholders who validly tendered their shares in the bid. The specific structure, modalities and timing of any such adjustment has not yet been determined and would be subject to discussions with regulatory and market authorities in both Belgium and the United States.

CMB observed that, factoring in the USD 5.72 of total distributions made to Euronav shareholders since the closing of the bid in March 2024, an increase of the initial bid price with USD 0.52 would result in an adjusted price of USD 12.66 per share. For reference, the most recent closing price of Euronav on the New York Stock Exchange was USD 15.19.

PRESS RELEASE Regulated Information Sunday 08 September 2024 – 9.00 p.m. CET _______________________________________

Enterprise Court Proceedings Update

As announced earlier, FourWorld has also filed claims before the Enterprise Court in Antwerp, Belgium. These claims concern the integrated solution for the strategic and structural deadlock within the Company, as announced on October 9, 2023, of which CMB’s mandatory bid for the shares in the Company formed the final piece, as well as the Company’s acquisition of CMB.TECH NV. Comforted by the view of the Market Court on specific legal topics, the Company considers these claims to be without merit and is vigorously contesting them. Pleadings in this matter are currently scheduled to take place in the first half of 2026.

*
*  *
Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: Katrien.hennin@cmb.tech

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a diversified & future-proof maritime group with over 160 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and crude oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol CMBT.

Euronav will change its group's name to CMB.TECH, effective as of 1 October. Euronav will remain the oil tanker shipping company within the group.

PRESS RELEASE Regulated Information Sunday 08 September 2024 – 9.00 p.m. CET _______________________________________

Important information

This press release does not constitute an offer to purchase securities of Euronav nor a solicitation by anyone in any jurisdiction in respect thereof.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements , including statements regarding a potential increase in the bid price and the amount of any such increase. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, timings or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections or meet expected timings.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the outcome and timing of discussions with the FSMA and other regulatory authorities and potential decisions by such authorities, potential legal actions by CMB and other parties relating to the Market Court’s decision, and the outcome of the proceedings pending before the Enterprise Court in Antwerp, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.